Exhibit 16

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Grown Rogue International Inc. (the “Company”)

340 Richmond Street West Toronto, ON M5V 1X2

2.	Date of Material Change March 5, 2021

3.	News Release

The Company disseminated a press release on March 5, 2021 disclosing the material change, through the facilities of Newsfile Corp.

4.	Summary of Material Change

On March 5, 2021, the Company announced that it had closed its previously announced upsized brokered private placement, led by Eight Capital (the “Agent”) as sole agent and bookrunner, pursuant to which the Company issued an aggregate of 21,056,890 special warrants of the Company (each a “Special Warrant”) at a price of $0.225 per Special Warrant for aggregate gross proceeds of $4,737,800.25 (the “Offering”).

5.	Full Description of Material Change

The Offering was carried out in accordance with the terms of an agency agreement (the “Agency Agreement”) dated March 5, 2021 between the Company and the Agent.

Each Special Warrant issued in connection with the Offering entitles the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit is comprised of one common share in the capital of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $0.30 for a period of twenty-four (24) months following the closing date (the “Closing Date”) of the Offering, subject to adjustment in certain events set out in the indenture governing the Warrants.

The Special Warrants are exercisable by the holders thereof at any time for no additional consideration and all unexercised Special Warrants will be deemed to be exercised, without any further action or payment of additional consideration by the holder thereof, on the date that is the earlier of: (i) the date that is three (3) business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a (final) short form prospectus qualifying distribution of the Common Shares and Warrants underlying the Special Warrants (the “Qualifying Prospectus”), and (ii) July 6, 2021.

The Company has agreed to use its commercially reasonable efforts to obtain a receipt from the Securities Commissions for the Qualifying Prospectus before the date that is 30 days following the Closing Date (the “Qualification Date”), provided, however, that there is no assurance that a Qualifying Prospectus will be filed or that a receipt therefor will be issued by the Securities Commissions prior to the expiry of the statutory four month hold period.

If the Company has not received a receipt from the Securities Commissions for the Qualifying Prospectus on or before April 5, 2021, each unexercised Special Warrant will thereafter entitle the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit).

As consideration for the services rendered by the Agent in connection with the Offering, the Company paid to the Agent a cash commission of $253,745.63 and issued the Agent an aggregate of 1,127,758 broker warrants of the Company (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”). As consideration for certain advisory services provided in connection with the Offering, the Company paid to the Agent an advisory fee of $25,500 and issued the Agent an aggregate of 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options.

Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price for a period of twenty-four (24) months following the Closing Date, subject to adjustment in certain events. Each Compensation Unit shall be comprised of one Common Share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company (a “Compensation Warrant Share”) at a price of $0.30 at any time before 5:00 p.m. (Toronto time) on the day that is twenty-four (24) months following the Closing Date, subject to adjustment in certain events.

The net proceeds from the Offering will be used for working capital and general corporate purposes.

Prior to the filing of the Qualifying Prospectus and the deemed exercise of the Special Warrants, the securities issued under the Offering will be subject to a four month hold period from the date of closing of the Offering in addition to any other restrictions under applicable law.

The securities issued and sold pursuant to the Offering have not been, nor will they be, registered under the United States Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts have been omitted from this Material Change Report.

8.	Executive Officer.

For further information, contact Obie Strickler, President and Chief Executive Officer of the Company at obie@grownrogue.com.

9.	Date of Report.

This report is dated at Toronto, this 9th day of March, 2021.

Forward-Looking Information

This material change report contains certain “forward-looking information” within the meaning of applicable securities law. Forward looking information is frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “would”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking information is based on the opinions and estimates of management at the date the information is provided and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. For a description of the risks and uncertainties facing the Company and its business and affairs, readers should refer to the Company’s Management’s Discussion and Analysis. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking information.

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